# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GigaCloud Technology Inc, CIK 0001857816
CUSIP: G38644103
Title of class of securities: Class A Ordinary Shares, par value US$0.05 per share
Address of issuer's principal executive offices: 4388 Shirley Avenue, El Monte, California (CA), 91731
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001962329

## Reporting persons
- Lei Wu: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 7,316,732; shared voting power 0; sole dispositive power 7,316,732; shared dispositive power 0; aggregate amount beneficially owned 7,316,732 (20% of the class)
- Shan Lao Hu Tong LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 7,151,732; shared voting power 0; sole dispositive power 7,151,732; shared dispositive power 0; aggregate amount beneficially owned 7,151,732 (19.6% of the class)
- Ji Xiang Hu Tong Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 7,151,732; shared voting power 0; sole dispositive power 7,151,732; shared dispositive power 0; aggregate amount beneficially owned 7,151,732 (19.6% of the class)

## Item 1. Issuer
Name of issuer: GigaCloud Technology Inc
Address of issuer's principal executive offices: 4388 Shirley Avenue, El Monte, California, 91731

## Item 2. Person Filing
Name of person filing:
Lei Wu ("Mr. Wu")
Shan Lao Hu Tong LLC
Ji Xiang Hu Tong Holdings Limited
Address of principal business office or, if none, residence:
Mr. Wu's principal business office is located at 4388 Shirley Avenue, El Monte, CA 91731, U.S.A.

The registered address of Shan Lao Hu Tong LLC is 651 N. Broad St., Suite 206, Middletown, DE 19709, Delaware, U.S.A.

The registered address of Ji Xiang Hu Tong Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
Citizenship:
Lei Wu - Hong Kong
Shan Lao Hu Tong LLC - Delaware
Ji Xiang Hu Tong Holdings Limited - British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Lei Wu - 7,316,732
Shan Lao Hu Tong LLC - 7,151,732
Ji Xiang Hu Tong Holdings Limited - 7,151,732

The ownership information as of June 30, 2026 represents beneficial ownership of the Issuer's Class A Ordinary Shares, based upon 29,630,756 Class A Ordinary Shares, par value $0.05 per share, issued and outstanding as of April 28, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 7, 2026.

As of June 30, 2026, Mr. Wu's beneficial ownership included (i) 160,000 Class A ordinary shares, par value of US$0.05 per share, of the Issuer ("Class A Ordinary Shares") held directly by Mr. Wu, (ii) 5,000 Class B ordinary shares, par value of US$0.05 per share, of the Issuer ("Class B Ordinary Shares") held directly by Mr. Wu, (iii) 286,058 Class A Ordinary Shares and 6,865,674 Class B Ordinary Shares held of record by Ji Xiang Hu Tong Holdings Limited. Mr. Wu is the sole member and sole manager of a limited liability company, Shan Lao Hu Tong LLC, that is the sole shareholder of Ji Xiang Hu Tong Holdings Limited. As a result of these relationships, Mr. Wu may be deemed to be the beneficial owner of the securities held of record by Ji Xiang Hu Tong Holdings Limited.

The Class B Ordinary Shares are convertible at any time at the option of the holder into an equal number of Class A Ordinary Shares.
Percent of class:
Lei Wu - 20.0%
Shan Lao Hu Tong LLC - 19.6%
Ji Xiang Hu Tong Holdings Limited - 19.6%
Sole power to vote or to direct the vote:
Lei Wu - 7,316,732
Shan Lao Hu Tong LLC - 7,151,732
Ji Xiang Hu Tong Holdings Limited - 7,151,732
Shared power to vote or to direct the vote:
Lei Wu - 0
Shan Lao Hu Tong LLC - 0
Ji Xiang Hu Tong Holdings Limited - 0
Sole power to dispose or to direct the disposition:
Lei Wu - 7,316,732
Shan Lao Hu Tong LLC - 7,151,732
Ji Xiang Hu Tong Holdings Limited - 7,151,732
Shared power to dispose or to direct the disposition:
Lei Wu - 0
Shan Lao Hu Tong LLC - 0
Ji Xiang Hu Tong Holdings Limited - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Exhibits
Exhibit A - Joing Filing Agreement

## Signatures
- Lei Wu: /s/ Lei Wu, Lei Wu (07/20/2026)
- Shan Lao Hu Tong LLC: /s/ Lei Wu, Lei Wu/Member (07/20/2026)
- Ji Xiang Hu Tong Holdings Limited: /s/ Lei Wu, Lei Wu/Director (07/20/2026)